Mail Stop 3561

June 23, 2009

Mr. Sirus Ahmadi
Chief Executive Officer
Conspiracy Entertainment Holdings, Inc.
612 Santa Monica Blvd.
Santa Monica, CA 90401

     Re: Conspiracy Entertainment Holdings, Inc.
            Form 10-KSB for Fiscal Year Ended
            December 31, 2007
            Filed April 15, 2008
            File No. 000-32427

Dear Mr. Ahmadi:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

               Sincerely,

               Brian Bhandari
               Branch Chief
               Office of Beverages, Apparel, and
               Health Care Services